UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36709

Project Sage Oldco, Inc.

(Exact name of registrant as specified in its charter)

3333 Michelson Drive, Suite 650
Irvine, California, 92612
(805) 562-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.0001 par value
(Title of each class of securities covered by this Form)

Class A common stock, $0.0001 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Project Sage Oldco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 25, 2024	Project Sage Oldco, Inc.

	By:	/s/ Ronald Menezes
	Name:	Ronald Menezes
	Title:	President and Chief Executive Officer